EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

June 30, 2017
Assets
Current assets:
Cash and cash equivalents	$14,782
Receivables, net	290,016
Inventories	118,900
Prepaid expenses and other current assets	8,706
Total current assets	432,404
Property, plant and equipment, net	464,787
Goodwill	44,057
Identifiable intangible and other assets, net	53,388
Total	$994,636
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$181,243
Income taxes payable	151
Current portion of long-term debt	141,071
Total current liabilities	322,465
Long-term debt	31,754
Deferred income taxes	70,859
Other long-term liabilities	42,288
Parent’s net investment:
Parent’s net investment	532,193
Accumulated other comprehensive loss	(4,923)
Total parent’s net investment	527,270
Total	$994,636

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended June 30, 2017
Net sales	$1,735,855
Cost of sales	1,333,607
Gross profit	402,248
Operating costs and expenses:
Selling and distribution	295,631
General and administrative	31,536
Amortization of intangibles	6,298
Restructuring and non-recurring costs, net	292
Total operating costs and expenses	333,757
Operating income	68,491
Other expense:
Interest expense	6,259
Other expense, net	47,572
Total other expense	53,831
Income before income taxes	14,660
Income taxes	6,330
Net income	8,330
Other comprehensive income, net of tax	54
Comprehensive income	$8,384